                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               _________________

                                   SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                            SS&C Technologies, Inc.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  85227Q 10 0
                                  -----------
                                 (CUSIP Number)

                               _________________

                                 SCHEDULE 13G

CUSIP No. 85227Q 10 0                                            Page 2 of 7
          -----------

____________________________________________________________________________

1.  Name of Reporting Person

    William C. Stone

    S.S. or I.R.S. Identification Number of Above Person


____________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group

    Not Applicable

____________________________________________________________________________

3.  SEC Use Only

____________________________________________________________________________

4.  Citizenship or Place of Organization

    United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With:

5.  Sole Voting Power

    4,494,680 shares

____________________________________________________________________________

6.  Shared Voting Power

    0 shares

____________________________________________________________________________

CUSIP No.  85227Q 10 0                                           Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     4,494,680 shares

____________________________________________________________________________

8.   Shared Dispositive Power

     0 shares

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Reporting Person

     4,494,680 shares

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

     Not Applicable

____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9

     36.3%

____________________________________________________________________________

12.  Type of Reporting Person

     IN

____________________________________________________________________________

CUSIP No.   85227Q 10 0                                          Page 4 of 7
            -----------

                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:
            ---------------

     SS&C Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

     Corporate Place
     705 Bloomfield Avenue
     Bloomfield, CT  06002


Item 2(a).  Name of Person Filing:
            ----------------------

     William C. Stone


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

     c/o SS&C Technologies, Inc.
        Corporate Place
        705 Bloomfield Avenue
        Bloomfield, CT  06002


Item 2(c).  Citizenship:
            ------------

     United States of America


Item 2(d).  Title of Class of Securities:
            -----------------------------

     Common Stock, $.01 par value per share

CUSIP No. 85227Q 10 0                                             Page 5 of 7
          -----------


Item 2(e).  CUSIP Number:
            -------------

     85227Q 10 0


Item 3.

     Not Applicable


Item 4.  Ownership:
         ----------

     (a)  Amount Beneficially Owned:

            4,494,680 shares

     (b)  Percent of Class:

            36.3%

     (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

                  4,494,680 shares

            (ii)  shared power to vote or to direct the vote:

                  0 shares

            (iii)  sole power to dispose or to direct the disposition of:

                  4,494,680 shares

            (iv)  shared power to dispose or to direct the disposition of:

                  0 shares


Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

     Not Applicable

CUSIP No. 85227Q 10 0                                            Page 6 of 7
          -----------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

     Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------------------

     Not Applicable


Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------

     Not Applicable


Item 9.  Notice of Dissolution of Group:
         -------------------------------

     Not Applicable


Item 10.  Certification:
          --------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 85227Q 10 0                                             Page 7 of 7
          -----------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              ------------------------------
Date:  February 4, 1997                       William C. Stone